February 13, 2017

Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549-3561

Re:	Dominion Diamond Corporation
Form 40-F for the Fiscal Year Ended January 31, 2016
Filed April 14, 2016
Response dated January 20, 2017
File No. 001-33838

Dear Mr. Arakawa:

As requested in your letter to Dominion Diamond Corporation (“the Company”) dated January 31, 2017, please find below a detailed response to your comments. We have incorporated each of your comments, followed by our response.

Exhibit 99.6
Notes to Consolidated Financial Statements
Note 3. Change in Accounting Policy and Retrospective Restatement, page 49

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We note your disclosure that “IAS 37 provides a policy choice to treat an ARO liability as a monetary or non-monetary liability.” As previously requested, tell us where IAS 37 provides this policy choice.

Our response:
We acknowledge that IAS 37 Provisions, contingent liabilities and contingent assets does not provide an explicit policy choice to treat an asset retirement obligation (ARO) provision as a monetary or non-monetary liability. IAS 21, Effects of changes in foreign exchange rates is the relevant standard for the determination of whether an item is monetary or non-monetary. Paragraph 8 of IAS 21 defines a monetary item to be “units of currency held and assets and liabilities to be received or paid in a fixed or determinable number of units of currency.” Paragraph 16 of IAS 21 provides further guidance that a monetary liability is “an obligation to deliver a fixed or determinable number of units of currency”. Provisions that are to be settled in cash are noted in paragraph 16 as an example of a monetary liability and provisions that are to be settled through the delivery of a non-monetary asset are noted as an example of a non-monetary liability. We would note that:

-	The definition of a monetary item seems to focus on the receipt or payment of specified amounts of cash in future periods that are fixed or determinable in nature.

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The definition is difficult to apply for certain liabilities such as an ARO, where by its nature, the liability is not a financial liability owing to a third party, but rather an estimate of costs that an entity will settle in the future based on its remediation plans.

-	ARO provisions are not specifically addressed in paragraph 16 of IAS 21 and in our judgement, have characteristics of both monetary and non-monetary liabilities.
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Paragraph 23 of IAS 21 implies the unit of account is the single provision balance at period end in its entirety (rather than its components). Accordingly, entities will always need to use professional judgement as to the classification of the item based on what best reflects the overall composition of the balance.

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Because the definition of a monetary item in IAS 21 refers to fixed or determinable amounts, there are differing judgements as to the classification of a provision that has been determined with reference to future prices of specific goods or services and that will be settled both by paying cash to third parties and by using the Company’s own resources.

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It would appear that there is some diversity in practice as to the factors entities consider in making the monetary/non-monetary distinction and their weighting when determining whether an ARO is monetary or non-monetary in nature.

As noted later in our response, management expects that certain payments of cash will be made to third parties in completing the remediation of our properties. However, certain aspects will be carried out internally and will involve the use of the Company’s own resources (both employees as well as recognized assets such as inventory and property, plant and equipment).

We note that the distinction of monetary versus non-monetary for purposes of the application of IAS 21 is not limited to AROs. Similar issues and judgements arise in determining the classification of deferred revenue and certain funded defined benefit obligations. Typically deferred revenue is treated as non-monetary in nature, even though cash costs will be incurred in the future to fulfil the underlying future service/performance obligation. Judgement is involved in determining the classification of certain funded defined benefit obligations when the plan assets are comprised on equity securities and investment property, which are both non-monetary in nature.

During our 2016 fiscal year, management revisited the factors previously considered in arriving at the determination that our AROs were non-monetary in nature. We believe increased emphasis should be placed on the future use of the Company’s own cash resources when making that determination and that doing so would provide more relevant and reliable information to users of the Company’s financial statements. Previously, more emphasis had been placed on the fact that the amounts were not fixed or determinable, as the provision considered estimated future price increases and that the remediation would require internal resources (not only payments to third party service providers). Management acknowledges that the nature of the ARO, our estimates of the costs to be incurred and the manner in which the properties are expected to be restored and rehabilitated has not changed. Management’s change in approach does not result from new information or new developments. Accordingly, management believed it was inappropriate to treat the change as a change in estimate. Given the lack of explicit guidance in IAS 21 for these types of provisions and the diversity in practice that exists, management does not believe that its past approach was incorrect but rather that treating ARO provisions as monetary items results in more relevant and reliable information for users of the Company’s financial statements, as discussed below. Management notes that the definition of accounting policies in IAS 8 is “the specific principles, bases, conventions, rules and practices applied by an entity in preparing and presenting financial statements”. Accordingly, management’s change in how it interprets the definition of a monetary item and applies it to its facts and circumstances was treated as a voluntary change in accounting policy.

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•	Please tell us the type of resources embodying economic benefits (cash or non-cash) that have been required or are assumed to be required to settle your asset retirement obligations.

Our response:
Our AROs require us to restore and rehabilitate our mine sites. We have previously and still expect to settle these obligations through the completion of restoration and rehabilitation activities for which we will make future cash payments to employees or third parties for goods and / or services in a fixed or determinable number of Canadian dollars, which is not our functional currency. Some portion of our activities will require the use of our own resources such as inventory and property, plant and equipment.

•	Please tell us if the terms of your obligations have in any way changed and, if so, explain how it relates to your policy choice change.

Our response:
The nature and terms of our obligations remain unchanged, other than normal course changes in environmental and regulatory requirements effected from time to time that we consider when estimating the amount and timing of future payments for completion of those activities in accordance with IAS 37 and IFRIC 1 Changes in existing decommissioning, restoration and similar liabilities. Our change in accounting policy did not impact the method of estimating our future cash payments to employees or third parties for goods and / or services, nor did it change our previously – determined estimates denominated in Canadian dollars used in earlier reporting periods.

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We note your reference in your response to paragraph 36 of IAS 37 which states: “The amount recognized as a provision shall be the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.” You also indicate in your response that “neither IAS 37 nor IAS 21, Effects of changes in foreign exchange rates, provide guidance on the accounting treatment of exchange differences related to a provision denominated in a foreign currency. Therefore, in the absence of specific guidance in IFRS, companies are required to make a policy choice in respect of the translation of a provision denominated in a foreign currency.” Please support your conclusion that IAS 37 nor IAS 21 do not provide guidance on the accounting treatment for exchange differences related to a provision denominated in a foreign currency. We note that IAS 37 requires the estimate to be made as of the end of the reporting period, which includes any new information or changes in inputs to be reflected in the provision at the end of the reporting period.

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Our response:
Paragraph 36 of IAS 37 states “the amount recognized as a provision shall be the best estimate of the expenditure required to settle the present obligation at the end of the reporting period”. Our ARO provisions represent our best estimate of future cash payments to employees or third parties for goods and / or services to perform required restoration and rehabilitation activities at our mine sites based on the amount of disturbance incurred as at the end of each reporting period. These estimates include an assumption that the currency of payment will be predominantly Canadian dollars. This assumption is based on our operating experience in our region and is consistent with the currency in which we have historically compensated our employees and major contractors.

As our ARO provisions are denominated in Canadian dollars, which is not our functional currency, we consider these provisions to be liabilities denominated in a foreign currency. We did not note any guidance within IAS 37 specifically addressing the appropriate method of translation of a foreign currency denominated provision, including ARO provisions. IAS 21 similarly does not provide any guidance specific to ARO provisions. We have therefore applied guidance from paragraph 23 of IAS 21 for translation of liabilities denominated in foreign currencies.

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Please also expand your previous analysis to address paragraphs 4 and 5 of IFRIC 1, which provides guidance regarding changes in the measurement of an existing decommissioning, restoration and similar liability.

Our response:
We apply guidance in IFRIC 1 with respect to the ongoing updates to our discount rate assumptions and estimated future Canadian dollar costs to be incurred. We note that under IAS 21, monetary items are translated at the closing rate at period end and that under IAS 21, foreign exchange gains and losses arising on such monetary items are recognized immediately in profit or loss. However, IFRIC 1 requires changes in the estimates for decommissioning to be accounted for as adjustments to the cost basis of the asset (other than changes resulting from the unwinding of the discount). We consulted KPMG’s published interpretative guidance, as set out in Insights to IFRS, and that noted KPMG’s view that foreign exchange gains and losses are generally regarded as revisions of estimates of cash flows. Because of this inherent conflict between the two standards, KPMG (as well as other firms) permit entities an accounting policy choice of either capitalizing exchange differences related to an ARO denominated in a foreign currency as part of property, plant and equipment or recognizing exchange differences related to such an ARO immediately in profit or loss. The Company has elected the former accounting policy choice.

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Finally, if you are able to support that this is a policy choice, please explain how your previous accounting for asset retirement obligations met the requirements of paragraph 10 of IAS 8, which requires that the application of an accounting policy results in information that is both relevant and reliable. Specifically address the extent to which your application of your previous accounting policy resulted in an estimate of your asset retirement obligation that was complete in all material respects.

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Our response:
Prior to the adoption of IFRS, the Company reported under Canadian GAAP and AROs were treated as non-monetary items for foreign exchange purposes. On transition to IFRS, when selecting an IFRS accounting policy for the translation of our ARO provisions denominated in foreign currencies, management considered Paragraph 10 of IAS 8 which applies “in the absence of an IFRS that specifically applies to a transaction, other event or condition”. Earlier in this response letter, we have outlined the factors that we considered in arriving at the determination that the ARO was non-monetary previously. In respect of our previous accounting policy, we would also note that under IFRS 1.5, the Company was not required to apply IAS 8 to the selection of new accounting policies under IFRS. We note that KPMG’s Insights to IFRS (6.1.170.30) states “The restrictions that apply to an existing user of IFRS in respect of voluntary changes in accounting policy, as set out in IAS 8, do not apply to a first-time adopter”.

Both of our previous and current accounting policies are relevant to the economic decision-making needs of users in that our ARO provisions represent management’s best estimates of future cash payments to employees or third parties for goods and / or services to perform required restoration and rehabilitation activities at our mine sites based on the amount of disturbance incurred as at the end of each reporting period. We also disclose on an annual basis the undiscounted estimated Canadian dollar future cash payments together with the discount rate applied such that users can understand the financial impact of both our discount rate assumptions and method of translation from Canadian dollars to US dollars. As noted in our previous response, treatment of ARO provisions as monetary items provides information that better enables the users of our financial statements to predict future US dollar payments that would be required to settle the obligation at the current balance sheet date.

Management also considers both of our previous and current accounting policies to be reliable as the change in accounting policy did not impact the method of estimating our future cash payments to employees or third parties for goods and / or services, nor did it change the previously – determined estimates denominated in Canadian dollars used in earlier reporting periods. As such, we consider our ARO provisions to be complete under both the previous and current accounting policies. Given the inherent uncertainty in this estimation process and significance to the Company’s financial reporting results, we have disclosed our ARO provisions as an area of significant estimation in Note 4 of our financial statements. Management believes its current policy provides the users of the Company’s financial statements better information to judge and predict the entity’s future obligations.

We are available to speak by phone to assist with clarification of any of our responses above. If you have any further questions, please contact me at (867) 669-6106.

Sincerely,
Dominion Diamond Corporation

Matthew Quinlan
Chief Financial Officer

cc: Audit Committee
cc: KPMG LLP

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